UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                           SEC File Number: 001-15931
                            CUSIP Number: 00371F206



(Check One):[X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION
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                             ABLEAUCTIONS.COM, INC.
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                             Full Name of Registrant


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                           Former Name if Applicable


                              1963 Lougheed Highway
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           Address of Principal Executive Office (Street and Number)


                   Coquitlam, British Columbia, Canada V3K 3T8
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                            City, State and Zip Code

                      PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]    (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the  fifteenth  calendar day  following the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [X]    (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Our accountants are unable to complete the audit of our financial statements in sufficient time to make a timely filing on Form 10-KSB without undue hardship and expense. Therefore, we are seeking an extension to complete the preparation of our financial statements.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.


        Ryan Pardo                    (206)                903-5453
------------------------------    --------------   --------------------------
          (Name)                    (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [ X ] Yes            [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [  ] Yes            [ X ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                             ABLEAUCTIONS.COM, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 2, 2002                  By: /s/ Ron Miller
      --------------                     --------------------------------------
                                         Ron Miller
                                         Chief Financial Officer





                                   ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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

                                                                       EXHIBIT A



                                                                          MORGAN
                                                                       & COMPANY
                                                           Chartered Accountants


April 2, 2002



Securities and Exchange Commission
Washington, DC
20549

Dear Sirs:


                            RE: ABLEAUCTIONS.COM INC.
                            -------------------------

The audit of the financial statements of Ableauctions.com Inc. for the year ended December 31, 2001 is unable to be completed in a timely manner as we have not received the financial information relating to a subsidiary company located in the United Kingdom. According to management of the Company, the financial information required cannot be obtained on a timely basis without undue expense and hardship.

Yours truly,


/s/ Jim Philip
Jim Philip, C.A.
for MORGAN & COMPANY

JLP/nm


Tel: (604) 687-5841          MEMBER OF             P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075            ACPA         Suite 1488 - 700 West Georgia Street
www.morgan-cas.com         International                 Vancouver, B.C. V7Y 1A1